UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Curastory Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 23, 2019

Physical Address of Issuer:

284 Humboldt Street, 5E, Brooklyn, NY 11206

Website of Issuer:

www.curastory.co

Current Number of Employees:

7

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$243,775	$9,891
Cash & Cash Equivalents	$212,842	$9,891
Accounts Receivable	$0	$0
Short-term Debt	$141,521	$95,318
Long-term Debt	$1,020,272	$157,563
Revenues/Sales	$0	$3,120
Cost of Goods Sold	$0	$12,678
Taxes Paid	$559	$709
Net Income	$(685,306)	$(234,801)

April 29, 2022

FORM C-AR

Curastory Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Curastory Inc. ("**Curastory**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 29, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Curastory Inc. is a video marketplace for video creators and brand partners, incorporated in Delaware as a corporation on August 23, 2019.

The Company is located at 284 Humboldt Street, 5E, Brooklyn, NY 11206.

The Company's website is www.curastory.co.

The Company conducts business in New York and sells products and services through the internet throughout the United States.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 9,416,488 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Tiffany Kelly, our Chief Executive Officer, and Shane Austrie, our Chief Technology Officer. The Company has or intends to enter into employment agreements with Ms. Kelly and Mr. Austrie, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ms. Kelly, Mr. Austrie, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Many of our creator customers are subject to ever changing NCAA regulations.

We anticipate that a significant portion of our creator customer base will be student-athletes taking advantage of the NCAA's new "Name, Image and Likeness" (NIL) rules. The NIL rules represent a significant departure from previous NCAA regulations, and there is no guarantee that the NIL rules will not be revoked, restricted, or otherwise revised in a way that negatively effects us or our creator customer base. Any such events may adversely affect our business, financial condition or results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Curastory allows creators to shoot and edit high-quality video, monetize shows, and distribute to all of their video channels, 100% free. Curastory is video made simple. We allow content creators to shoot, edit, monetize, and distribute their video content to all of their video channels, like YouTube, IGTV, and FB Watch, for free.

Business Plan

Content creators upload videos within our platform where we then match it to brand advertisers for monetization before they distribute the final video to all of their video channels with one-click. Brands browse videos in the self-serving ad platform to bid on and advertise through creator-recorded video ad segments. Our ad platform tracks consumer conversions to make sure our brands are seeing high return on their video ad spend and our creators are being paid for their videos everywhere, not just YouTube.

The Company's Products and/or Services

Product / Service	Description	Current Market
Creator Marketplace	The marketplace side for creators to upload videos, edit them, add music to them, submit them into the marketplace for native ad placement and monetization, and distribute them with one-click to their channels for end-users (i.e. YouTube, IGTV, FB Watch).	B2B market; Professional athlete, student athlete, and fitness video creators
Brand Partner Marketplace	The marketplace side for brands to explore and run ad bidding campaigns with scripts and ad creative direction to have a creator-recorded ad spot native inside a creator's video before the creator distributes to their channels for brands to target their end user audiences.	B2B market; CPG, sports, fitness, and health and wellness e-commerce brands heads of marketing
Brand Repurposing	Our brand partners can now repurpose the videos purchased from the marketplace to use on their website, in email campaigns, and on the advertisement campaigns paying a fee percentage every cost per click and view	B2B market; CPG, sports, fitness, and health and wellness e-commerce brands heads of marketing
Brand Subscription	Our brand partners can funnel their ambassadors to us to track the return on advertisement spend of their influencers video content. Since we did not broker the creator deal, we charge a monthly subscription fee to track the videos performance	B2B market; CPG, sports, fitness, and health and wellness e-commerce brands heads of marketing

Competition

We are first to market with a scalable solution for native advertising through creator-recorded advertisements within their video shows. However, how brands and creators are currently doing this manually offline with their agents or via influencer marketplaces such as AspireIQ, Billo, and #paid, which are the bigger players that we consider indirect competitors.

6

Customer Base

We sell our supply side of the marketplace B2B to professional athlete, student athlete, and fitness video creators and our demand side of the marketplace B2B to CPG, sports, fitness, and health and wellness e-commerce brands heads of marketing.

Supply Chain

Curastory's main vendors are: MongoDB, Vercel, Magic.Link, Heroku, and Digital Ocean. If any of these vendors were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

Intellectual Property

The Company does not have any registered intellectual property (including any pending registrations).

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company recently settled a dispute with Facet LLC via binding arbitration, pursuant to which the Company paid a total of $2,681.25 in awarded collection and administrative fees.

Other than descrived above, the Company is not subject to any other current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tiffany Kelly	Founder and Chief Executive Officer	Founder & Chief Executive Officer, Curastory, May 2019 to Present — Responsible for company vision, hiring, and fundraising. Data Science Part Time Instructor, General Assembly, October 2019 to Present — Instruct a 12-week, part time data science course. Data Science Contractor, Tiffany Kelly Company, LLC, May 2019 to Present — Consult with clients to create licensed data processes. Co-Founder and Chief Algorithms Officer, Break the Love, October 2018 to April 2019 - Advised on metric calculations for player rating and verification, supply value, and marketplace equilibrium. Sports Analytics Associate, ESPN, June 2017 to January 2019 - Used advanced mathematics and statistical modeling to formulate sports performance metrics.	Nova Southeastern University (B.S. Sport & Recreation Management, 2016)
Shane Austrie	Chief Technology Officer	Chief Technology Officer, Curastory, April 2020 to Present — Responsible for company technology, product, and technical talent hiring. Big Data & Machine Learning Consultant, TapJoy, November 2020 to Present — Architecting big data pipelines for machine learning models. Machine Learning Engineer, Reddit, April 2020 to August 2020 — Worked to help improve advertisement performance and increase revenue. Machine Learning Consultant, StreetMetrics, March 2020 to Present - Building a platform that can track the ROI of influencer marketing. Machine Learning Engineer, Threadloom, August 2019 to March 2020 - Built Scala and Java data pipelines to create NLP-based recommender systems and created machine learning models for forums.	Dominican University of California (B.A.Sc. Computer Science, 2019) Georgia Institute of Technology (B.S. Computer Science, 2018)

		Machine Learning Engineer, TAGD, May 2018 to May 2019 - Machine Learning research for recommendation systems and computer vision.	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,416,488 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,988,026
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional shares of Common Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Simple Agreements for Future Equity (SAFEs)
Face Value	$100,450
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	10% Discount, $3,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities which may dilute the Security.

Type	Simple Agreements for Future Equity (SAFEs)
Face Value	$82,113
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	10% Discount, $6,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional SAFEs or other convertible securities which may dilute the Security.

Type	Convertible Notes
Face Value	$100,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	5% Interest Rate, 20% Discount, $3,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible notes or other convertible securities which may dilute the Security.

Type	Convertible Notes
Face Value	$587,500
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, $9,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible notes or other convertible securities which may dilute the Security.

Type	Fixed Percentage Convertible Equity Agreements
Face Value	$20,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Convertible into 6% of the Company's Fully Diluted Capital Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$545,222
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	$9,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible notes or other convertible securities which may dilute the Security.

Outstanding Debt

As of the date of this Form C-AR, the Company has $15,628 of non-convertible debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Tiffany Kelly	7,000,000 / Common Stock	70.00%
Shane Austrie	2,125,000 / Common Stock	21.25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Curastory Inc. (the "**Company**") was incorporated on August 23, 2019 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of April 29, 2022, the Company had an aggregate of $280,834 in cash and cash equivalents, leaving the Company with approximately 2.5 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFEs	$545,222	996	Selling, General & Administrative, Marketing & Advertising, Cost of Goods Sold	1/28/2022	Regulation CF
Convertible Notes	$100,000	2	Selling, General & Administrative, Marketing & Advertising, Cost of Goods Sold	6-11-2021	Section 4(a)(2)
Fixed Percentage Convertible Equity Agreements	$20,000	2	Selling, General & Administrative, Marketing & Advertising, Cost of Goods Sold	5-28-2021	Section 4(a)(2)
Convertible Notes	$587,500	4	Selling, General & Administrative, Marketing & Advertising, Cost of Goods Sold	5-27-2021	Section 4(a)(2)
SAFE	$25,000	1	Selling, General & Administrative, Marketing & Advertising, Cost of Goods Sold	1-8-2021	Section 4(a)(2)
SAFEs	$155,563	401	Selling, General & Administrative, Marketing & Advertising, Cost of Goods Sold	8-28-2020	Reg CF

SAFE	$2,000	1	Selling, General & Administrative, Marketing & Advertising, Cost of Goods Sold	8-27-2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Tiffany Kelly
_____
(Signature)

Tiffany Kelly
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tiffany Kelly
_____
(Signature)

Tiffany Kelly
_____
(Name)

CEO & Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Tiffany Kelly, certify that the financial statements of Curastory Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Tiffany Kelly
_____
(Signature)

Tiffany Kelly
_____
(Name)

CEO & Director
_____
(Title)

Curastory Inc

Balance Sheet
As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
ASSETS		
Current Assets		
Bank Accounts		
Analysis Checking (2568)	9,890.87	212,841.69
Total Bank Accounts	**$9,890.87**	**$212,841.69**
Other Current Assets		
Prepaid Expenses		17,437.09
Total Other Current Assets	**$0.00**	**$17,437.09**
Total Current Assets	**$9,890.87**	**$230,278.78**
Fixed Assets		
Accumulated Depreciation & Amortization		-690.70
Computers and Equipment		9,143.34
Software & Licenses		0.00
Website Development Costs		5,043.75
Total Fixed Assets	**$0.00**	**$13,496.39**
TOTAL ASSETS	**$9,890.87**	**$243,775.17**

Curastory Inc

Balance Sheet
As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	21,810.00	104,961.95
Accounts Payable (A/P) - GBP		0.00
Total Accounts Payable	**$21,810.00**	**$104,961.95**
Credit Cards		
Ramp Card		5,428.33
Total Credit Cards	**$0.00**	**$5,428.33**
Other Current Liabilities		
Accounts Payable	11,274.60	0.00
Employer Benefit Liabilities		197.76
Non-equity Financing	15,000.00	15,000.00
Wages Payable	47,233.00	15,932.50
Total Other Current Liabilities	**$73,507.60**	**$31,130.26**
Total Current Liabilities	**$95,317.60**	**$141,520.54**
Long-Term Liabilities		
Convertible Notes Payable		
Convertible - $3,000,000		267,500.00
Convertible - $9,000		20,000.00
Convertible - $9,000,000		552,208.65
Total Convertible Notes Payable		**839,708.65**
SAFE Investments - $3mm	100,450.00	98,450.00
SAFE Investments - $6mm	57,113.00	82,113.00
Total Long-Term Liabilities	**$157,563.00**	**$1,020,271.65**
Total Liabilities	**$252,880.60**	**$1,161,792.19**
Equity		
APIC		4,000.00
Fundraising Costs	-14,909.71	-14,909.71
Tiffany Kelly	14,090.90	15,096.67
Total APIC	**-818.81**	**4,186.96**
CS - Tiffany Kelly	700.00	700.00

Curastory Inc

Balance Sheet
As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
Equity Awards - Vested Balances		
Option - Austin Schiffer	1,665.00	1,875.00
Option - D'Bria Bradshaw	623.00	1,692.19
Option - Dan Zigmond		375.00
Option - Frankie Kastenbaum	657.00	1,031.25
Option - James Lund	1,457.00	2,500.00
Option - Lilliana Antequera	509.00	1,522.99
Option - Reisa Forster		135.00
Option - Shane Austrie	0.00	996.00
Option - Tamia McDonald		56.25
Total Equity Awards - Vested Balances	**4,911.00**	**10,183.68**
Equity Subscriptions	0.00	0.00
Retained Earnings	-12,981.18	-247,781.92
Net Income	-234,800.74	-685,305.74
Total Equity	**$ -242,989.73**	**$ -918,017.02**
TOTAL LIABILITIES AND EQUITY	**$9,890.87**	**$243,775.17**

Curastory Inc

Profit and Loss
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Income			
Other Taxable Income	3,120.00		$3,120.00
Total Income	**$3,120.00**	**$0.00**	**$3,120.00**
Cost of Goods Sold			
Cost of Goods Sold	12,677.62	0.00	$12,677.62
Total Cost of Goods Sold	**$12,677.62**	**$0.00**	**$12,677.62**
GROSS PROFIT	**$ -9,557.62**	**$0.00**	**$ -9,557.62**
Expenses			
Advertising/Promotional		2,183.33	$2,183.33
Bank Charges & Fees		1,150.96	$1,150.96
Contractors	166,259.82	294,985.04	$461,244.86
Contractors - Options	4,494.00	5,272.68	$9,766.68
Total Contractors	**170,753.82**	**300,257.72**	**$471,011.54**
Fundraising Fees	0.00	11,145.44	$11,145.44
Human Resources		6,961.78	$6,961.78
Insurance	335.08	601.66	$936.74
Legal & Professional Services	14,978.50	78,008.67	$92,987.17
Meals & Entertainment		6,780.48	$6,780.48
Office Supplies & Software	3,701.37	43,172.78	$46,874.15
Other Business Expenses		7.53	$7.53
Payroll Expenses			$0.00
Benefit Stipends		1,000.00	$1,000.00
Payroll Processing Fees		841.17	$841.17
Payroll Tax Expenses		6,935.65	$6,935.65
Wages and Salaries		62,882.44	$62,882.44
Total Payroll Expenses		**71,659.26**	**$71,659.26**
Postage and Mailing		351.54	$351.54
Rent & Lease		6,205.00	$6,205.00
Repairs & Maintenance		292.88	$292.88
Sales & Marketing	34,143.06	0.00	$34,143.06
Brand Expenses		39,047.75	$39,047.75
Creator Expenses		98,275.47	$98,275.47
Sales Tools		844.00	$844.00
Total Sales & Marketing	**34,143.06**	**138,167.22**	**$172,310.28**
Taxes & Licenses	709.00	-4,301.00	$ -3,592.00
Telephone & Internet		5.00	$5.00
Travel	24.93	22,572.52	$22,597.45
Utilities	597.36	402.58	$999.94
Total Expenses	**$225,243.12**	**$685,625.35**	**$910,868.47**
NET OPERATING INCOME	**$ -234,800.74**	**$ -685,625.35**	**$ -920,426.09**

Curastory Inc

Profit and Loss
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Other Income			
Ramp Credits		882.20	$882.20
Total Other Income	**$0.00**	**$882.20**	**$882.20**
Other Expenses			
Unrealized Gain or Loss	0.00	0.00	$0.00
Depreciation & Amortization		690.70	$690.70
Exchange Gain or Loss		-128.11	$ -128.11
Total Other Expenses	**$0.00**	**$562.59**	**$562.59**
NET OTHER INCOME	**$0.00**	**$319.61**	**$319.61**
NET INCOME	**$ -234,800.74**	**$ -685,305.74**	**$ -920,106.48**